Quaterra Resources Announces Name Change to Lion Copper and Gold Corp.

November 18, 2021, Vancouver, British Columbia - Quaterra Resources Inc. ("Quaterra" or the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce that it will be changing its corporate name to Lion Copper and Gold Corp. The shares of the Company will commence trading under the new name at open of trading on Monday, November 22, 2021 under the trading symbol "LEO" on the TSX Venture Exchange and "LCGMF" on the OTCQB.

Travis Naugle, CEO, shares, "With growing assets in the highly prospective regions east of the Golden Triangle and within the Spences Bridge Gold Belt in B.C. Canada, and an active flagship copper project in Nevada taking steps toward the domestic production of copper, the name change marks our commitment to play a lead in sustainable mining approaches in the support of the renewable energy economy, while also positioning ourselves for compelling growth potential."

Shareholders holding Quaterra share certificates may request a replacement certificate with the new Company name; however, new certificates are not required and will not be automatically issued. There is no change in the capitalization structure of the Company in connection with the name change.

The name change is accompanied by new branding and digital resources which may be found at LionCG.com.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@LionCG.com

Website: www.LionCG.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.